FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date November 12, 2004

                                                                                                              “BarbaraO’Neill”

                                                                                                               Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

SUITE 500, 926 - 5TH AVENUE S.W.

CALGARY, ALBERTA, T2P 0N7

Tel: (403) 269-6753

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders:

TAKE NOTICE that an Annual & Special Meeting (the "Meeting") of the holders of the common shares (the "Shareholders") of Tyler Resources Inc. (the "Corporation") will be held at 2:30 p.m. (Calgary time) on Thursday, the 16th day of December, 2004, in the Plaza Room at The Metropolitan Conference Centre, 2nd Level, 333-4th Avenue S.W., Calgary, Alberta, for the following purposes, namely:

1.

to receive and consider the financial statements of the Corporation for the year ended July 31, 2004 and the auditors' report thereon;

2.

to elect the directors of the Corporation for the ensuing year;

3.

to appoint the auditors for the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.

to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Corporation’s 2002 Stock Option Plan dated for reference November 7, 2002, and as described in the Corporation’s Management Proxy Circular dated November 4, 2004;

5.

to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Every registered holder of common shares (“Shares”) of the Corporation at the close of business on November 4, 2004 (the "Record Date") is entitled to receive notice of, and to vote such Shares at the Meeting, except to the extent that such registered holder has transferred the ownership of any Shares after the Record Date and the transferee of such Shares produces properly endorsed share certificates or otherwise establishes that he owns the Shares and demands, not later than ten days before the Meeting, that they are entitled to vote such Shares at the Meeting.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed Form of Proxy to the attention of the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7 at least 48 hours (excluding Saturdays and holidays) before the Meeting or any adjournment(s) thereof.  Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the accompanying Management Proxy Circular.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

DATED at Calgary, Alberta this 4th day of November, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) James Devonshire

Chief Executive Officer and Director

TYLER RESOURCES INC.

SUITE 500, 926 - 5TH AVENUE S.W.

CALGARY, ALBERTA, T2P 0N7

FORM OF PROXY FOR ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

This proxy is solicited by the management of TYLER RESOURCES INC. (the "Corporation") for use at the Annual & Special Meeting (the "Meeting") of the holders of common shares (“shares”) of the Corporation (the "Shareholders") to be held at 2:30 p.m. (Calgary time) on Thursday, the 16th day of December, 2004, in the Plaza Room at The Metropolitan Conference Centre, 2nd Level, 333-4th Avenue S.W., Calgary, Alberta.

The undersigned Shareholder hereby appoints JEAN PIERRE JUTRAS, President of the Corporation, or failing him, JAMES DEVONSHIRE, CEO of the Corporation, or instead of either of them,

  and                           , as proxyholder and alternate proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting and at any adjournment(s) thereof and on every ballot that may take place in connection therewith.  Without limiting the general power conferred, the undersigned hereby directs the said proxyholder and alternate proxyholder to vote the shares represented by this proxy in the manner as indicated below:

1.

TO VOTE FOR __ or WITHHOLD FROM VOTING FOR __ an ordinary resolution appointing as directors of the Corporation, the nominees for election as directors as proposed in the accompanying Management Proxy Circular dated November 4, 2004 (the “Circular”);

2.

TO VOTE FOR __ or WITHHOLD FROM VOTING FOR __ an ordinary resolution re-appointing Grant Thornton LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix the auditors' remuneration;

3.

TO VOTE FOR __ or AGAINST __ an ordinary resolution approving, with or without variation, the Corporation’s 2002 Stock Option Plan dated for reference November 7, 2002, and described in the accompanying Circular; and

4.

With respect to any permitted amendment or variation of the above matters or the transaction of such other business as may properly come before the Meeting as the proxyholder or alternate proxyholder, in his sole discretion, may see fit.

WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN OR CHOICE SPECIFIED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN FAVOUR OF THE PROPOSED RESOLUTIONS.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

In addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by completing another proxy bearing a later date or by signing in person, or by attorney authorized in writing, a written revocation and depositing same with the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at any time up to and including the close of business on the business day immediately preceding the day of the Meeting or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment(s) thereof.

Each Shareholder has the right to appoint a person or persons, who need not be a Shareholder, other than the persons designated above, to attend as proxyholder or as alternate proxyholder and to act for him and on his behalf at the Meeting.  To exercise such right, the name of the Shareholder's nominee(s) should be legibly printed in the blank spaces provided or another proxy in proper form should be completed.

DATED this        day of

       , 200   .

(Signature of Shareholder)

(Name of Shareholder - please print)

Notes:

1.

If the appointer is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.

This proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.   If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed or delivered to the person making the solicitation.

3.

Persons signing as executors, administrators, trustees, etc., should so indicate.

4.

This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at least 48 hours (excluding Saturdays and holidays) before the day of the Meeting, or any adjournment(s) thereof.

YOUR NAME AND ADDRESS AS LISTED ON THE ENVELOPE ARE SHOWN AS REGISTERED - PLEASE NOTIFY THE CORPORATION OF ANY CHANGE IN YOUR ADDRESS.

TYLER RESOURCES INC.

SUITE 500, 926 - 5TH AVENUE S.W.

CALGARY, ALBERTA, T2P 0N7

TEL.: (403) 269-6753

MANAGEMENT PROXY CIRCULAR

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Tyler Resources Inc. (the "Corporation" or "Tyler") for use at the Annual & Special Meeting of the holders of common shares ("Common Shares") of the Corporation (the "Shareholders") to be held in the Plaza Room at the Metropolitan Conference Centre, 2nd Level, 333-4th Avenue S.W., Calgary, Alberta, on Thursday, December 16, 2004, commencing at 2:30 p.m. (Calgary time) (the "Meeting"), for the purposes set forth in the Notice of Annual & Special Meeting (the "Notice") accompanying this Management Proxy Circular.  Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation.  Costs associated with the solicitation of proxies will be borne by the Corporation.  Unless otherwise stated, information contained herein is given as of November 4, 2004.

Appointment of Proxyholders

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is November 4, 2004 (the “Record Date”).  Only Shareholders whose names are entered in the Corporation's register of shareholders at the close of business on that date and holders of Common Shares issued by the Corporation after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his or her Common Shares after such date and the transferee of those Common Shares establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Accompanying this Management Proxy Circular is an instrument of proxy for use at the Meeting.  Shareholders who are unable to attend the Meeting in person are required to date and sign the enclosed instrument of proxy and return it in the enclosed return envelope.  All properly executed instruments of proxy for Shareholders must be mailed so as to reach or be deposited with the Corporation’s Secretary at Suite 500, 926-5th Avenue S.W., Calgary, Alberta T2P 0N7 (facsimile number 403-266-2606) not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The persons designated in the instrument of proxy are directors or officers of the Corporation.  A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying instrument of proxy, to attend at and represent the Shareholder at the Meeting.  To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the instrument of proxy and strike out the names of management's nominees or complete another appropriate form of proxy.

Signing of Proxy

The instrument of proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation.  An instrument of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has submitted an instrument of proxy may revoke it at any time prior to the exercise thereof.  In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited with the Corporation’s Secretary at the address referred to above at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the instrument of proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.  In addition, an instrument of proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the instrument of proxy will be voted in accordance with such instructions.  The management designee named in the accompanying instrument of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting.  In the absence of such direction, such Common Shares will be voted "FOR" the proposed resolutions at the Meetings.  The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting.  At the time of printing this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.  However, if any other matter properly comes before the Meeting, the accompanying Form of Proxy will be voted on such matter in accordance with the best judgement of the person(s) named as proxyholder therein.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares – General

Shareholders of record on the Record Date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

On the Record Date, of the Corporation's authorized unlimited number of Common Shares, 68,786,439 Common Shares were issued and outstanding as fully paid and non-assessable.

Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a)

in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Management Proxy Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Typically, Intermediaries will use a service company (such as ADP Investor Communications ("ADP")) to forward meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

(a)

have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by ADP permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com; or

(b)

less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Tyler Resources Inc., Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7, as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of the Corporation, as of November 4, 2004, only the following corporation beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent of the votes attached to the securities of the Corporation:

Name and Address	Number of Common Shares	Percentage of Issued Common Shares
CDG Investments Inc.(1) Suite 500, 926 - 5th Ave. S.W. Calgary, Alberta T2P 0N7	14,216,952	20.7%

Note:

(1)

CDG Investments Inc. is a public company and its shares are listed and posted for trading on the CNQ (CDGI) and the OTCBB (CDGEF).  The President, Chief Executive Officer and a Director of CDG Investments Inc. is Mr. James Devonshire, who is also the Chief Executive Officer and a Director of Tyler.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The Financial Statements of the Corporation for the year ended July 31, 2004 and the Auditors' Report thereon accompanying this Management Proxy Circular will be placed before the Shareholders at the Meeting for their consideration.

Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice, in the addressed envelope to the Corporation at #500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7.

Election of Directors

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the election, as directors, of the nominees whose names are set forth below.  The number of directors to be elected at the Meeting has been fixed at five.  It is intended that each person whose name appears hereunder will be nominated at the Meeting for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation, unless his office is earlier vacated.  All of the nominees are currently members of the board of directors of the Corporation.

In the event that prior to the Meeting, any vacancies occur on the slate of nominees submitted herewith, it is intended that discretionary authority will be granted to vote proxies solicited by or on behalf of Management for the election of any other person or persons as directors.  Management is not presently aware that any such nominees would not be willing to serve as director if elected.

The following information concerning the proposed nominees has been furnished by each of them:

Name, Present Office Held and Municipality of Residence	Principal Occupation or Employment for the Last Five Years	Director Since	Common Shares Owned(2) (3)
James Devonshire Chairman, CEO and Director Calgary, Alberta	Self employed Chartered Accountant and Management Consultant. Director and President of CDG Investments Inc., Northern Abitibi Mining Corp. and Manson Creek Resources Ltd.	December 20, 2000	1,011,000
Jean Pierre Jutras President and Director Calgary, Alberta	Self employed Professional Geologist 1996 to date. Director and Vice-President of Manson Creek Resources Ltd., and a director and Vice-President of Northern Abitibi Mining Corp. Vice President of CDG Investments Inc. from 2000 to 2003.	December 19, 2001	314,500
Greg Smith (1) Director Calgary, Alberta	Chartered Accountant and partner with Smith Cageorge Perry, Chartered Accountants, Calgary. Chief Financial Officer of CDG Investments Inc., Maglin Furniture Systems Ltd. and Aloak Corp., and President of Alberta-Pacific Management Ltd.	December 20, 2000	2,310,500
Lesley Hayes (1) Director Calgary, Alberta	Self-employed consultant from 2002 to date. From 1999 to 2002 Practice Manager Creative Services, Burntsand Inc.	February 11, 1997	20,000
Shane Ebert, Ph.D. (1) Burnaby, British Columbia	Consulting Geologist and Research Associate at the Mineral Deposit Research Unit (MDRU) University of British Columbia. President of Hot Spring Gold Corporation and consulting geologist 1996 to present.	January 26, 2004	100,333

Notes:

(1)

The Corporation does not have an Executive Committee.  Under applicable corporate legislation, the Corporation is required to have an Audit Committee, the members of which are Messrs. Smith and Ebert and Ms. Hayes.

(2)

Options and Warrants held by Directors and/or Nominees are summarized as follows:

Holder	Number of Options/Warrants	Exercise Price	Expiry Date
James Devonshire	125,000 Options 450,000 Options 275,000 Options 250,000 Options 100,000 Warrants 50,000 Warrants	$0.10 $0.10 $0.20 $0.35 $0.10 $0.35	January 23, 2006 December 15, 2008 January 29, 2009 July 22, 2007 December 23, 2004 September 16, 2005
Jean Pierre Jutras	275,000 Options 700,000 Options 310,000 Options 325,000 Options 100,000 Warrants 12,500 Warrants	$0.10 $0.10 $0.20 $0.35 $0.10 $0.35	January 23, 2006 December 15, 2008 January 29, 2009 July 22, 2007 December 23, 2004 September 16, 2005
Gregory Smith	225,000 Options 150,000 Options 150,000 Options 200,000 Warrants	$0.10 $0.20 $0.35 $0.35	December 15, 2008 January 29, 2009 July 22, 2007 September 16, 2005
Lesley Hayes	85,000 Options 225,000 Options 150,000 Options 150,000 Options	$0.10 $0.10 $0.20 $0.35	January 23, 2006 December 15, 2008 January 29, 2009 July 22, 2007
Shane Ebert	110,000 Options 225,000 Options 240,000 Options 275,000 Options 83,333 Warrants	$0.10 $0.10 $0.20 $0.35 $0.10	January 23, 2006 December 15, 2008 January 29, 2009 July 22, 2007 December 23, 2004

(3)

The information as to the number of Common Shares beneficially owned, not being within the knowledge of Tyler, has been furnished by the respective nominees.

Corporate Cease Trade Orders or Bankruptcies

No director of the Corporation is, or has been within the past ten years, a director or officer of any other company that, while such person was acting in that capacity:

(i)

was the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after that individual ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days; or

(iii)

within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of the Corporation is or has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

APPOINTMENT OF AUDITORS

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the reappointment of Grant Thornton LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation, to hold office until the close of the next annual meeting, and further intend to vote that the fixing of the remuneration be a matter left to the directors of the Corporation.

STOCK OPTION PLAN

In August of 2002, the TSX Venture Exchange ("TSXV") adopted a new stock option policy whereby all Tier 2 Corporations must implement and approve yearly a stock option plan. In accordance with this policy, the Corporation adopted a 2002 Stock Option Plan on November 7, 2002, which was approved by the Shareholders at the Annual & Special Meeting held on December 18, 2002.  The Plan authorizes the Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Corporation.

Under the Plan, the aggregate number of shares issuable upon exercise of options granted thereunder may not exceed 10% of the total number of outstanding shares of the Corporation at the time the options are granted.  Further, the aggregate number of shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding shares of the Corporation. Options issued pursuant to the Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the shares are then listed. The period during which an option may be exercised shall be determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board at the time such option is granted, provided no option shall be exercisable for a period exceeding 5 years from the date the option is granted unless specifically provided by the board of directors of the Corporation and in any event, no option shall be exercisable for a period exceeding 10 years from the date the option is granted.

The options granted under the Plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of the Corporation and within 30 days for any optionee engaged in investor relations activitities.  In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change in control of the Corporation, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

The approval by Shareholders requires a favourable vote of a majority of the Common Shares voted in respect thereof at the Meeting.

A total of 6,322,500 options have been granted under the 2002 Plan and these options have been granted to directors, officers and employees/consultants of the Corporation (at exercise prices of $0.10, $0.12, $0.20 and $0.35 per Common Share).

The text of the resolution regarding this matter is as follows:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the Corporation’s 2002 Stock Option Plan, dated for reference November 7, 2002 and described in the Corporation’s Management Proxy Circular dated November 4, 2004, be and is hereby approved and ratified.”

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to approve the 2002 Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Aggregate Compensation

During the financial year ended July 31, 2004, there were two Executive Officers of the Corporation who received, in the aggregate, cash remuneration of $152,980.  Such compensation was paid to the individual or their controlled corporation in consideration for consulting services provided and billed on an hourly or per diem basis.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Corporation's Chairman and Chief Executive Officer and President and Chief Operating Officer (the "Named Executive Officers"), who received remuneration, determined on the basis of base salary and bonuses, during the financial years ended July 31.

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year Ended July. 31	Salary(1) ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)
James Devonshire (2) Chairman, CEO	2004 2003 2002	53,780 14,550 22,825	Nil Nil Nil	Nil Nil Nil	975,000 - -	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jean Pierre Jutras(3) President, COO	2004 2003 2002	99,200 47,300 15,900	Nil Nil Nil	Nil Nil Nil	1,335,000 - -	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

Perquisites and other personal benefits received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers.  All amounts appearing hereunder represent the annual total of per diem or hourly billings from the individuals’ controlled Corporations.

(2)

James Devonshire was appointed interim President as of August 10, 2000 and President on December 20, 2000.  The services of Mr. Devonshire were made available to the Corporation by Kingslea Financial Corp., a company controlled by Mr. Devonshire.  Mr. Devonshire took an official leave of absence on June 7, 2001 and returned as President from November 8, 2001 until December 19, 2001.  He was appointed Chairman and CEO on December 19, 2001.

(3)

Jean Pierre Jutras served as interim President from June 7 to November 8, 2001 and as V.P. Exploration Mexico from January 12, 2001.  Mr. Jutras was appointed President on December 19, 2001. The services of Mr. Jutras were made available to the Corporation through 635280 Alberta Ltd., a company controlled by Mr. Jutras.

Long-Term Incentive Plan Awards Table

The Corporation has no long-term incentive plans.

Stock Option Plan

See "Stock Option Plan" in this Management Proxy Circular for a summary of the 2002 Plan.

Options/SARs Granted During the Most Recently Completed Financial Year

The following table sets forth the stock options or stock appreciation rights granted to the Named Executive Officers for the financial year ended July 31, 2004:

	Securities Under Options/SARs Granted (#)	% of Total Options/SARs granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
James Devonshire	450,000 275,000 250,000	18.6%	$0.10 $0.20 $0.35	$0.07 $0.20 $0.24	Dec. 15/08 Jan. 29/09 July 22/07
Jean Pierre Jutras	700,000 310,000 325,000	25.5%	$0.10 $0.20 $0.35	$0.07 $0.20 $0.24	Dec. 15/08 Jan. 29/09 July 22/07

Aggregated Option/SAR Exercises During the Year Ended July 31, 2004 and Financial Year-end Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at July 31, 2004 and options exercised by the Named Executive Officers during the financial year ended July 31, 2004:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as at July 31, 2004 (#)		Value of Unexercised In-the-Money Options/SARs as at July 31, 2004 (1) ($)

			Exercisable	Unexercisable	Exercisable	Unexercisable
James Devonshire	150,000	$34,750	[1,200,000]	Nil	115,000	Nil
Jean Pierre Jutras	Nil	Nil	[1,610,000]	Nil	161,750	Nil

Note:

(1)

Calculated as the difference in the market value of the securities underlying the options at July 31, 2004 and the exercise price.

Table of Option and SAR’s Repricings/Cancellations

No stock options or stock appreciation rights granted to the Named Executive Officers for the financial year ended July 31, 2004 have been cancelled or expired.

Report on Executive Compensation

The Corporation does not have a compensation committee.  The Board of directors as a whole, which includes Messrs. Devonshire and Jutras, is responsible for approving all compensation paid by the Corporation to its directors and senior officers.   Messrs. Devonshire and Jutras do not vote with respect to compensation matters affecting them.

The Corporation compensates its Executive Officers primarily on the basis of the amount of time and effort they devote to the Corporation's affairs.  Factors such as the Corporation's financial position and the price of its Common Shares are also taken into account.  The objectives of the policy are to provide a level of cash compensation equivalent or below rates charged by individuals of comparable technical experience and to create longer term incentives through option grants.

The consulting services of the executive officers are remunerated at rates ranging from $475 to $840 per diem payable to the Executive Officers or corporations controlled by the Executive Officers for time devoted by them to the Corporation's business.   In order to create a significant relationship between corporate performance and executive compensation, options are granted based on the Executive Officer's level of responsibility within the Corporation and the exercise price of options granted in the past.

The compensation level for the Chief Executive Officer is determined in the same manner as for other Executive Officers.

REPORT SUBMITTED BY THE BOARD OF DIRECTORS:

Jean Pierre Jutras
James Devonshire
Gregory Smith
Lesley Hayes

Shane Ebert

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has a consulting contract with Mr. Jutras that requires 6 months advance notice of resignation.  There are no other employment contracts between the Corporation and any executive officer.  There are no compensatory plans or arrangements with any executive officer (including payments to be received from the Corporation or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such executive officer or from a change of control of the Corporation or any subsidiary thereof or any change in such executive officer's responsibilities following a change in control.

COMPENSATION OF DIRECTORS

The Corporation has no standard arrangement pursuant to which directors of the Corporation are compensated by the Corporation for their services in their capacity as directors.  However, each director, who is not otherwise a full time employee of the Corporation is eligible to receive stock options of the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as at the end of the Corporation's most recently completed financial year with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	4,822,500	$0.13	-
Equity compensation plans not approved by shareholders	1,500,000	$0.35	520,644
Total	6,322,500	$0.18	520,644

MANAGEMENT AND CONSULTING CONTRACTS

Remuneration for the services of James Devonshire (Chairman, Chief Executive Officer and Director), Jean Pierre Jutras (President, Chief Operation Officer and Director) and Regan Chernish (Vice-President Exploration), is paid to their respective controlled companies, Kingslea Financial Corp., 635280 Alberta Ltd. and 916165 Alberta Ltd.  The services of Mr. Devonshire, Mr. Jutras and Mr. Chernish are billed through their companies at $105 per hour, $475 per diem and $425 per diem respectively.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS

AND OTHER MANAGEMENT

None of the directors and officers of Tyler, any proposed management nominee for election as a director of Tyler or any associate of any director, officer or proposed management nominee is or has been indebted to Tyler at any time during the last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Management Proxy Circular, none of the directors or senior officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the financial year ended July 31, 2004 or in any proposed transaction which, in either case, has or will materially affect the Corporation.

The following demand notes are due to related parties:

	2004	2003
Due to related company, bearing interest at 10% per annum(1)	$-	$13,580
Due to related company, bearing interest at 12% per annum(1)	-	11,411
ue to officers’ companies, bearing interest at 12% per annum	-	42,074
	$-	$67,065

Note:

(1)

Related by virtue of certain common officers and directors.

During the year ended July 31, 2004 an additional $10,000 was advanced to the Company by an officer’s company.  The notes aggregating $77,065 and accrued interest of $6,067 were fully repaid during the current year.

During the year ended July 31, 2004, the Company acquired a 40% interest in the Bahuerachi mineral property from CDG Investments Inc. (CDG), a Company related by virtue of certain common officers and directors.  The Company issued 13,336,000 shares at $0.06 per share in payment of the $800,000 purchase price.  The price was negotiated and agreed to by independent committees of the board of directors of both companies and came within the range of values assigned to the property by an independent geological consulting firm.  The transfer price represented both the cost of the property on the books of CDG on the transaction date and the approximate fair value of the property.  CDG owns 20.7% of the issued and outstanding shares of the Company.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed in this Management Proxy Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, other than the election of directors or the appointment of auditors.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.  Financial information on the Corporation is provided in the comparative financial statements and management discussion and analysis of the Corporation which can also be accessed at www.sedar.com.

DIRECTORS' APPROVAL

The contents and sending of this Management Proxy Circular have been approved by the directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Calgary, Alberta this 4th day of November, 2004.

“James Devonshire”

“Jean Pierre Jutras”

James Devonshire

Jean Pierre Jutras

Chief Executive Officer/Director

President/Chief Operating Officer/Director